Exhibit 99.1

4Front Ventures Enters into US$30 Million Sale-Leaseback Transaction Agreements

PHOENIX, Oct. 27, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") announced today that it has entered into definitive purchase and sale agreements with an affiliate of Innovative Industrial Properties, Inc., (IIPR) providing for the sale and leaseback of 4Front's cultivation and production facilities in Tumwater, WA and Georgetown, MA (the "Transaction").

The all cash sale price of US$30 million will be used by the Company to pay down the outstanding senior secured debt obligation to affiliates of Gotham Green Partners, and for other general corporate purposes. The Transaction is subject to various closing conditions, including standard property/title inspections and appraisals and is scheduled to close in early December.

"Entering this sale-leaseback transaction marks a significant milestone in our stated strategy to further strengthen our balance sheet, providing us greater flexibility to fund our growth initiatives.  The successful closing of this transaction positions us well as we enter 2021, with our laser focus on profitable growth within our core markets of Massachusetts, Illinois, California, Washington and Michigan," said Leo Gontmakher, CEO of 4Front.

In accordance with the terms of the transaction, 4Front will occupy the Tumwater, WA and Georgetown, MA facilities pursuant to 20-year lease agreements, with two 5-year extensions exercisable at 4Front's discretion. 4Front anticipates no disruption to its operations as a result of the Transaction.

The Company determined that an immediate announcement was appropriate given the material nature of the Transaction, and the Company's binding nature of its obligations under the purchase and sale agreements.

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About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, statements regarding when or if transactions will close or if/when required conditions to closing are attained, the impact of the transactions on the business of 4Front and other statements regarding future developments of the business. The closing of the transactions described in this news release is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on satisfying closing conditions, [obtaining regulatory approvals]; and engagement in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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For further information: 4Front Investor Contacts, Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts, Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 23:45e 27-OCT-20